Exhibit 12.2

CRESTWOOD MIDSTREAM PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2018		2017		2018		2017
Earnings:
Pre-tax loss from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$(22.9)		$(41.2)		$(38.3)		$(82.3)
Add:
Fixed charges	30.7		32.0		86.0		97.1
Amortized capitalized interest	0.2		0.1		0.5		0.3
Distributed income of equity investees	15.0		8.5		39.2		26.7
Less:
Capitalized interest	(1.4)		(1.2)		(3.0)		(2.2)
Distributions to non-controlling interest	(3.3)		(3.8)		(6.6)		(11.4)
Total earnings available for fixed charges	$18.3		$(5.6)		$77.8		$28.2

Fixed charges:
Interest and debt expense	26.5		25.4		76.8		77.0
Interest component of rent	0.9		2.8		2.6		8.7
Distributions to non-controlling interest	3.3		3.8		6.6		11.4
Total fixed charges	$30.7		$32.0		$86.0		$97.1

Ratio of earnings to fixed charges(1)	—	(2)	—	(2)	—	(2)	—	(2)

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax loss from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest expense and capitalized, amortization of debt costs, an estimate of the interest within rental expense, and preferred security dividend requirements of consolidated subsidiaries.

(2)
Earnings for the three and nine months ended September 30, 2018 were inadequate to cover fixed charges by approximately $12.4 million and $8.2 million. Earnings for the three and nine months ended September 30, 2017 were inadequate to cover fixed charges by approximately $37.6 million and $68.9 million.